December 11, 2024

Michael Blitzer
Chief Executive Officer
Inflection Point Acquisition Corp. II
167 Madison Avenue, Suite 205 #1017
New York, New York 10016

David Kronenfeld
Chief Legal Officer
USA Rare Earth, LLC
100 W Airport Road
Stillwater, Oklahoma 74075

       Re: Inflection Point Acquisition Corp. II
           USA Rare Earth, LLC
           Registration Statement on Form S-4
           Filed November 12, 2024
           File No. 333-283181
Dear Michael Blitzer and David Kronenfeld:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Summary of the Proxy Statement/Prospectus
Business Combination Agreement Consideration, page 3

1. You disclose that the Aggregate Earn-out Consideration may vest upon a transaction or series of transactions the result of which is a change in control, such as the
       acquisition by any Person or    group    (as defined in the Exchange
Act) of Persons of
       direct or indirect beneficial ownership of securities representing 50% or more of the
 December 11, 2024
Page 2

       combined voting power of the then outstanding securities of New USARE. Please discuss if the aggregate number of shares of New USARE Common Stock that will be issuable upon conversion of the Series A Preferred Stock and Series A Preferred
       Investor Warrants that New USARE will issue in connection with the Business
       Combination may result in a change of control of the registrant, and accelerate the vesting of the Earn-out Consideration.
Related Agreements, page 4

2. We note your disclosure of the Series A Preferred Stock Investment and the Class A
       Convertible Preferred Investment. Please disclose the use of proceeds raised through these transactions.
Certain Interests of Inflection Point's Directors and Officers and Others in the Business
Combination, page 11

3. In terms of repayment of any outstanding working capital loan and advances that have been made to Inflection Point, please also disclose that pursuant to the Blitzer Class A
       SPA, USARE has issued 122,549 USARE Class A-2 Convertible Preferred Units and
       a USARE Class A Preferred Investor Warrant to purchase up to 31,250
USARE
       Class A Units in exchange for Mr. Blitzer   s promise to forgive, at
Closing, the
       remaining 50% of the then-outstanding balance of the Convertible Promissory Note.
Registration Rights Agreement, page 92

4. Please revise to quantify the number of shares subject to registration rights pursuant to the A&R Registration Rights Agreement.
Background of the Business Combination, page 97

5. Please revise your disclosure to discuss USARE's reasons for engaging in the business combination. Refer to Item 1605(b)(3).
6.     Please disclose how you used the most comparable publicly traded company
(MP
       Materials) and other metrics to compute an initial enterprise value range in your June
       3, 2024 initial letter of intent, disclosing the financial analyses you used to form the initial enterprise value range considering that USARE has yet to commence commercial production. Please also discuss the financial analyses you based your increase in base valuation of $800 million and an additional five-year earn out of
       10 million shares at $15 and $20 share price hurdles as communicated in an updated
       LOI on June 19, 2024.
7. Revise your Background section to disclose the negotiation of your arrangements whereby certain shareholders agreed to waive their redemption rights leading up to your November 18, 2024 Special Meeting.
8.     On August 19, 2024 you disclose that Paula Sutter, Erica Dorfman, and
Samuel
       Sayegh of the Inflection Point audit committee had a morning meeting with a representative of White & Case and Kevin Shannon to review and discuss the related party transactions that would result from the pre-funded PIPE investment, and that the committee unanimously passed resolutions approving and recommending that the full
       Board approve the related party transactions contemplated by the Business
 December 11, 2024
Page 3

       Combination. Please elaborate on the negotiation of the arrangements for forgiveness of Convertible Promissory Note with Mr. Blitzer, and expand your disclosure about the pre-funded Pipe Financing, in terms of the negotiation/marketing processes, who selected the potential PIPE investors, and how were the terms of the PIPE transaction determined and the negotiation of the price paid by any PIPE investors. In this regard, we note disclosure on page 219 and elsewhere that on August 21, 2024, in connection with the signing of the Business Combination Agreement, the Company completed the Pre-Funding Pipe Financing pursuant to which USARE and certain investors, including certain funds related to Inflection Point and Mr. Blitzer entered into securities purchase agreements with the Company pursuant to which the Class A
       Convertible Preferred Unit Investors purchased (i) USARE Class A Convertible
       Preferred Units and (ii) USARE Class A Preferred Investor Warrants for an aggregate purchase price of approximately $25.5 million.
The Inflection Point Board's Reasons for the Approval of the Business Combination, page
102

9. Revise your disclosure to state whether or not a majority of the SPAC s directors who are not employees of the SPAC have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the business combination and/or preparing a report concerning the approval of the business combination. Refer to Item 1606(d) or Regulation S-K.
Class A Convertible Preferred Unit Investment and Series A Preferred Stock Commitment, page 105

10. Please revise to discuss the reasons, structure and timing for the Class A Convertible
       Preferred Unit Investment and Series A Preferred Stock Commitment. Refer to Item
       1605(b)(3) of Regulation S-K.
Projected Financial Information, page 115

11. Please revise to disclose all material bases of the disclosed projections and all material assumptions underlying the projections, and any material factors that may affect such assumptions. The disclosure referred to in this section should include a discussion of any material growth or reduction rates or discount rates used in preparing the projections, and the reasons for selecting such growth or reduction rates or discount rates. As part of your revisions, please also disclose any capital expenditures estimates shared with the Inflection Point Board, such as capital expenditures to start phase 1 or phase 2 production and sales in 2026 and 2027. In regards to phase 1, for example, you disclose on page 204 that initial commercial production would require
       "significant additional expenditures." We also note disclosure on page 102 that the
       Inflection Point Board considered a review of USARE   s "historical
financial
       investment and certain internal financial forecasts for the magnet factory including revenues, margin profiles, capital expenditures, cash flow and other relevant financial and operating metrics." Refer to Item 1609(b) of Regulation S-K. December 11, 2024
Page 4
Projected Financial Information, page 115

12. Disclose, if true, that you provided your projections to your Board of Directors and/or financial advisors for the purpose of rendering an opinion that materially relates to your business combination transaction.
The Advisory Organizational Document Proposals, page 132

13. We note that the Proposed Organizational Documents will have an exclusive forum provision providing that Delaware will be the exclusive forum for certain stockholder litigation and the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please disclose whether the exclusive forum provision applies to actions arising under the Exchange Act of 1934. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. In addition, please provide related risk factor disclosure describing the exclusive forum provision and its impact on shareholders.
U.S. Federal Income Tax Considerations, page 146

14. You disclose that whether the Domestication will qualify as an F Reorganization is not free from doubt due to the absence of direct guidance on the application of
       Section 368(a)(1)(F) of the Code to an entity that holds only investment-type assets, but that White & Case LLP will deliver an opinion that the Domestication should qualify as an F Reorganization, which such opinion will be filed as
Exhibit 8.1 to the
       registration statement. Please also provide a legal opinion with respect to the material tax consequences of the business combination to the respective securityholders of
       Inflection Point and USARE. If you intend to file a short-form opinion, please revise the related tax disclosure in your proxy statement/prospectus to clearly state that the tax consequences of the business combination to the respective securityholders of
       Inflection Point and USARE is the opinion of named counsel and clearly identify the opinions being rendered.
Unaudited Pro Forma Condensed Combined Financial Information, page 167

15. We note several adjustments that are preliminary and have not been finalized. For such adjustments please disclose:

             A description of the information required, including, if material, the uncertainties affecting the pro forma financial information and the possible consequences of their resolution;
             an indication of when the accounting is expected to be finalized; and, other available information that will enable a reader to understand the magnitude of any potential adjustments to the measurements depicted.

       Refer to Rule 11-02(a)(11)(ii)(B) of Regulation S-X.
16. We note on page F-55 that you have agreements to pay transaction bonuses of up to
       $3.2 million in the event of a change in control transaction or qualifying equity
 December 11, 2024
Page 5

       financing as defined. Please tell us whether the business combination transactions trigger the requirement to pay these transaction bonuses, and, if so, tell us where these transactions bonuses are presented in the pro forma financial statements.
Note 1. Basis of Presentation, page 178

17. Given that you have identified USA Rare Earth, LLC as the accounting acquiror in a reverse merger business combination, the accounts of Inflection Point Acquisition
       Corp II should be assigned fair value upon acquisition to comply with FASB ASC
       805-40-30-1, rather than historical cost, as you have indicated in the first paragraph on page 178. Please revise your transaction accounting adjustments and the associated description of the accounting to be applied to conform with this guidance.
Note 2. Accounting Polices and Reclassifications, page 178

18. We note your disclosure on page 178, indicating that you may identify differences in the accounting policies applied by the two entities that would have a material impact on the financial statement of the post-combination company, once you have completed your review. Please expand your disclosure to clarify whether you are uncertain about the accounting policies applied by the special purpose acquisition company, the accounting acquiror, or both.

       Given that you have identified USA Rare Earth, LLC as the accounting acquiror, and considering the limited activity conducted by the special purpose acquisition company since its formation, further clarification is required; please identify the particular areas of accounting conducted by Inflection Point Acquisition Corp II that you have yet to evaluate so that investors may clearly understand the nature and extent of your uncertainty.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial
Statements
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 179

19. We note footnote (I) represents the estimated fair value of the earnout liability upon consummation of the Business Combination and that your valuation inputs resulted in the estimated fair value of $113.5 million. Please disclose an estimate of the range of outcomes for your earnout liability. If a range cannot be estimated, disclose that fact and the reasons why one cannot be estimated.
Conflicts of Interest, page 195

20. We note your disclosure regarding the entities to which SPAC's executive officers and directors currently have fiduciary duties or contractual obligations. Please revise to briefly describe the fiduciary duties of SPAC's officer and directors to other entities to which they have fiduciary duties. Refer to Item 1603(c) of Regulation
S-K.
 December 11, 2024
Page 6
Information about USARE
Business Plan
Stage I: Feedstock Relationships and Initial NdFeB Magnet Production, page 207

21.    You disclose a "Metal Sales and Tolling Framework Agreement" and a "Rare
Earth
       Oxides Supply and Distribution Agreement" with two counterparties for the supply of raw material feedstock to USARE for use in the initial production of the
       Company   s NdFeB magnets. Please file such agreements as Exhibits or tell us why
       you do not believe these are required to be filed. See Item 610(b)(10) of Regulation S-
       K.
Beneficial Ownership of Securities, page 243

22. Please disclose all persons who have or share beneficial ownership over the securities post-business combination for your 5% beneficial owners. For example, disclose the person(s) who has or shares beneficial ownership over the securities held by the The
       DinSha Dynasty Trust. See Item 403 of Regulation S-K.
Inflection Point Related Person Transactions, page 245

23. Please describe any agreement, arrangement, or understanding, including any payments, between the SPAC sponsor and unaffiliated security holders of the special purpose acquisition company regarding the redemption of outstanding securities of the special purpose acquisition company. Refer to Item 1603(a)(8) of Regulation S-K.
Index to Financial Statements, page F-1

24. Please update the financial statements and related information of USA Rare Earth
       LLC and Inflection Point Acquisition Corp. II as required by Rules 15-01(c) and 8-08 of Regulation S-X, respectively.
USA Rare Earth, LLC
Report of Independent Registered Public Accounting Firm, page F-38

25. We note that Horne LLP refers to the "auditing" standards of the PCAOB in their audit opinion. Please note that it is not appropriate to reference only the auditing standards of the PCAOB as this qualifying language may imply that the auditor did not adhere to the other standards of the PCAOB. Please have the auditor revise as their opinion as appropriate. Refer to Rule 15-01(a) of Regulation S-X. General

26. Please provide a source for each of your market and industry statements throughout the proxy statement/prospectus. For instance, provide source information for your statements that "NdFeB magnets are one of the most powerful types of permanent magnets commercially available," "As countries set aggressive targets for electric vehicle adoption in an effort to combat climate change, the demand for NdFeB magnets is expected to surge over the next decade," and other similar claims.
27. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your
 December 11, 2024
Page 7

      ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a
      U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or
      ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
28. Please revise to address the results of your November 18, 2024 special meeting, as well to discuss the non-redemption agreements you entered into with various third parties before this meeting. Disclose any impact such non-redemption agreements prepayment amounts and maturity consideration will have on cash held in the trust account and/or your sources and uses for funding the Business Combination, and the ownership of New USARE and potential dilution for non-redeeming shareholders from the potential forward purchase transactions.
29. We note an investor presentation filed as Exhibit 99.2 to your Form 8-K filed on
      August 22, 2024. In such presentation, you have disclosed estimates of mineralization including rare earth minerals and lithium on slide 12. Please revise to remove these estimates until you have resources or reserves prepared under the definitions and requirements of S-K 1300.
 December 11, 2024
Page 8

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Babula at 202-551-3339 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments. Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Joel Rubinstein, Esq.
      Trevor Pinkerton, Esq.